UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

KMG Chemicals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482564101

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

December 31, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 482564101	Page 2 of 7

(1)	Names of reporting persons Valves Incorporated of Texas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 685,694
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 685,694
(9)	Aggregate amount beneficially owned by each reporting person 685,694
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%
(12)	Type of reporting person (see instructions) CO

Item 1.
	(a)		Name of Issuer:
KMG Chemicals, Inc.

	(b)		Address of Issuer’s Principal Executive Offices:
9555 W. Sam Houston Pkwy S. Suite 600 Houston, TX 77099
Item 2.
	(a)		Name of Person Filing:
Valves Incorporated of Texas

	(b)		Address of Principal Business Office or, if none, Residence:
10600 Fallstone Road
Houston, TX 77099

	(c)		Place of Organization or Citizenship:
Texas

	(d)		Title of Class of Securities:

Common Stock, par value $0.01 per share.  Valves Incorporated acquired 672,086 shares in 1996, 1998 and 2001.  Fred Leonard acquired 4,000 shares prior to 2007.  In 2007 he acquired 16,455 shares, 1,100 shares on the exercise of an option and the balance were acquired as a payment for service as a director. He also sold 4,000 shares in 2007.  He acquired 23,293 shares in 2008, 5,000 shares in 2009, 3,495 shares in 2010 and 2,964 in 2011.  The shares acquired in 2008-2011 were acquired as a payment for service as a director.  In 2012, 3,312 shares were acquired as a payment for service as a director, 20,000 shares on the exercise of an option and 2,048 shares were disposed for payment of an option.  In 2013, 2,620 shares were acquired as a payment for service as a director, 65,211 shares were sold by Valves Incorporated of Texas. In 2014, 3,728 shares were acquired as a payment for service as a director.

	(e)		CUSIP Number:
482564101

Item 3.
Not applicable.

Item 4.	Ownership:
	(a)		Amount beneficially owned as of December 31, 2014:
685,694

	(b)		Percent of class:
5.9%

	(c)		Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 685,694
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 685,694

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015
Valves Incorporated of Texas

/s/ Fred C. Leonard
Name: Fred C. Leonard
Title: President

Exhibit A

The securities being reported by Valves Incorporated of Texas (“Valves”), are beneficially owned by the following person (1).

Control Person	Number of Shares Beneficially Owned
Fred C. Leonard	685,694
Principal Business Address: 10600 Fallstone Road Houston, Texas 77099

(1).  Mr. Leonard is the Chairman, President and majority owner of the outstanding stock of Valves Incorporated of Texas, and as such he exercises the power to direct the vote and direct the disposition of the shares of KMG Chemicals, Inc. held by Valves Incorporated of Texas as record owner.

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith and any amendments thereto, relating to the common stock, par value, of Valves Incorporated of Texas, is, or will be, filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.

Dates:  February 17, 2015

Valves Incorporated of Texas

By:   /s/ Fred C. Leonard

Name:  Fred C. Leonard

Title:  President

Fred C. Leonard

  /s/ Fred C. Leonard

Name:  Fred C. Leonard